Mail Stop 6010

							June 8, 2005


Jonathan Burgin
Chief Financial Officer
XTL Biopharmaceuticals Ltd.
Kiryat Weizman Science Park
3 Hasapir Street, Building 3, P.O. Box 370
Rehovot 76100, Israel

Re:	XTL Biopharmaceuticals Ltd.
	Form 20-FR12G filed on May 12, 2005
	File No. 0-51310

Dear Mr. Burgin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR12G

General

1. We note from your exhibit index that you intend to seek confidential treatment for certain exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider clearance of this registration statement until we resolve all issues concerning the confidential treatment request.


Forward-Looking Information, page 1

2. It appears that much of this discussion is already included in the
Risk Factor section of your document. In that regard, please revise to limit the discussion to a warning concerning forward-looking information.

3. We note your statement that you are claiming the "protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995." Please note that a company that is not subject to the reporting requirements of Section
13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act of 1933 or Section
21E of the Securities Exchange Act of 1934. Therefore, please delete your statement.

Risks Related to Our Business, page 4
4. We note the language contained in your auditor`s report that "continuation of the Company`s current operations after utilizing its current cash reserves during 2006 is dependent upon the generation of
additional financial resources, either through agreements for the commercialization of its product portfolio or through external financing." It is unclear if the auditors have expressed a going concern opinion about your business. If the auditors have expressed a going concern opinion, please consider adding a separate risk factor discussing the risks and consequences stemming from the going concern opinion. In addition, please add disclosure in the risk factor entitled "If we are unable to obtain additional funds on terms favorable . . . ." on page 9 to describe the effects your going concern may have on your ability to raise additional funds.

"We have a limited operating history and have incurred substantial operating losses . . . .," page 4

5. Please relocate the last full paragraph of this risk factor to a new risk factor discussing the fact that you have no products available for commercial sale, have never had any revenues from commercial sales and have relied on equity and debt financings to support your operations.

"If third parties on which we rely for clinical trials do not perform
as contractually . . . .," page 5

6. Please identify the independent clinical investigators and other third party service providers you refer to in this risk factor, if you materially rely on such individuals or entities. In addition, please describe the terms of any agreements you have with these third parties in the section entitled "Information About the Company," and file any agreements you have with them as exhibits. In the alternative, please provide us with a detailed analysis explaining why any agreements you have with such third parties are not material to you.

"If the clinical data related to our drug candidates do not track positive preclinical . . . .," page 5

7. Please clarify what you mean by "relatively early stage of development." Please also identify the certain of your drug candidates in that stage. Please also identify the drugs that have not been tested in humans.

"If our drug candidates do not receive the necessary regulatory approvals, we will . . . .," page 5

8. Please revise this risk factor heading to reflect that you have limited experience in conducting and managing clinical trials necessary to obtain regulatory approval.

9. Please also revise to indicate if you have any products candidates for approval before any agency, including any foreign agencies.
If
so, please revise to identify the agency, the product and the specific approval you are seeking.

"Because we license in some of our proprietary technologies from third-parties, . . . ," page 6

10. Please identify the drug candidates and technologies that you refer to in this risk factor. Please also disclose the expiration date of the patent rights.

11. Please indicate who has the obligation to protect and bear the cost of defending the licensed patent rights. In addition, in your section entitled, "Intellectual Property and Patents," you should provide a detailed discussion that provides the material rights of you and the other party and the obligations and conditions necessary for you to maintain your license and corresponding use of the patent(s).

12. If you are aware of any potential issues related to your infringement or violation of another party`s patent, please revise to describe the situation.

13. You also indicate that "under the terms of certain of our license agreements, we are required to obtain approval from such third parties in order to grant sublicenses to collaborative partners to develop or commercialize its products or products derived from its technologies." Please identify the certain license agreements you are referring to in this risk factor.

"If the third parties upon whom we rely to manufacture our
products
do not . . . .," page 7

14. Please revise to identify all manufacturers you currently substantially rely on to produce materials for your preclinical and clinical testing purposes. Additionally, revise your "Information About the Company" section to disclose the material terms of these agreements, and file the agreements as exhibits. If you have determined that you are not substantially dependent on them, provide us with an analysis supporting this determination.

15. Please also indicate whether these parties currently meet your manufacturing requirements for your pre-clinical and clinical trials.

"If our competitors develop and market products that are less expensive, more . . . .," page 8

16. We note your statement that "[o]ther companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates." Please identify these competitors.

"If we lose our key personnel or are unable to attract and retain additional . . . .," page 8

17. Please identify the key officers and management employees that you refer to in this risk factor. In addition, please indicate if you maintain any employment agreements with such individuals. If so, please disclose the material provisions of the employment agreements in the Directors, Senior Management and Employees section of your prospectus and file the agreements as exhibits to your registration statement.

18. Please also revise to disclose whether or not you currently have any key man life insurance.

19. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

"If we are unable to obtain additional funds on terms as favorable to
us, or at all . . . .," page 9
20. You state that you anticipate needing additional funds.
Please
disclose how much additional funding you anticipate needing and when you intend to raise it. Please also include in your discussion, the average amount of cash you are using on a monthly basis or expect to use on a monthly basis in connection with your research development efforts for the next 12-18 months.

"Our current restructuring plan may not achieve the results we intend
and may . . . .," page 10

21. We note that at March 31, 2005 you had 45 full time employees. Please indicate the number of full time employees you currently have as a result of your workforce reduction. Do you anticipate on making additional workforce reductions in the next 12 months?

22. Please also revise this risk factor to discuss that as part of the restructuring plan, you intend to defer all research and development activities not supporting the lead clinical programs until proof of concept has been achieved in at least one of the two lead programs. We note you have provided for this disclosure on page
53.

"If we are unable to adequately protect our intellectual property
.. .
.., page 10

23. Since you have licensing rights in China for at least one intellectual property (see page 59 regarding your co-licensing rights in China for "Ab65"), disclose that some of the countries, such as China, in which you intend to do business do not protect a company`s intellectual property to the same extent as the United States or Israel.

"If we are unable to adequately protect our intellectual property, third parties may . . . .,"page 10

24. Please describe any current or pending patents. In your description, please disclose the expiration dates of your key patents and the importance of each of the patents to your business. Please provide similar disclosure in the section entitled "Intellectual Property and Patents" on page 18.

25. Please disclose whether you have the obligation to protect and bear the cost of defending the patent rights you license from other companies and institutions.

"Holders of our ordinary shares who are United States residents may
be . . . .," page 13

26. Disclose whether you believe that you currently are or have been a PFIC during the periods examined (fiscal years 2002, 2003 and 2004).

"Our results of operations may be negatively affected by the obligation of . . . .," page 14

27. Disclose that under Israeli law male Israeli citizens are subject to compulsory military service until middle age.

"Our results of operations may be adversely affected by inflation
and
foreign . . . .," page 15

28. Please quantify the percentage of your expenses incurred in New
Israeli Shekels, if such amount is material.

"We may not continue to be entitled to certain tax benefits from the
Israeli government," page 15

29. Please explain what it means to be an "approved enterprise" under
Israeli laws and regulations. Briefly also explain what it requires for you to receive "approved enterprise" status. Please also expand your discussion to discuss what certain reporting requirements you must meet in order to maintain the approved enterprise status.


"It may be difficult to enforce a U.S. judgment against us, our officers or our . . . .," page 15

30. Please expand this risk factor to discuss in more detail the following:

* the extent to which a U.S. investor can bring original actions in
Israeli courts against the company based on U.S. federal securities laws law; and

* the extent to which an investor could enforce in a Israeli court U.S. court judgments based on the civil liability provisions of the
U.S. federal securities laws against the Company or any of the above foreign persons.

In addition, if there is uncertainty regarding a particular matter, clearly identify those matters and state the reason(s) for the uncertainty.

Item 4.  Information on the Company, page 16

31. We note your disclosure of the results of your preclinical and clinical trials throughout this section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

HepeX-B (Product for the Prevention of Re-Infection of Hepatitis
B)

32. We note your disclosure that in "previous clinical studies, HepeX-B maintained serum antibody levels similar to HB1g, using significantly less protein, thus enabling the development of low-volume `patient-friendly` formula." Please indicate who conducted the "previous clinical studies." Please also describe what the clinical studies entailed, including the number of patients who participated in the study, the duration of the study and any relevant statistical data.

XTL-6865 and XTL-2125 (Products for Prevention of Re-Infection and Treatment for Hepatitis C), page 18

33. Please provide us with third party documentation supporting the
statistical and related information you make in the subsection entitled "Preventing Re-infection following Liver Transplant" and "Treating Chronic HCB." These reports should be marked to indicate the supporting information. In addition, please cite the third party
support in your document.   If you are unable to provide us with
the
above requested third party support, please delete these statements.

34. Please provide us with the basis for your statement that you estimate "that a successful therapy for preventing re-infection with
HCV following liver transplantation could reach annual worldwide sales of approximately $400 million."
XTL-6865, page 19

35. Whenever you discuss the results of Phase II or III trials, you should define the groups you tested, provide measurements for the control group as compared to the group actually receiving the medication, and disclose what statistical analysis was performed and the degree of statistical significance found as measured by the p-values obtained. Please also explain what the P value measures in your document.

XTL-6865 License, page 23

36. Please expand your description of the agreements you have with DRK-Blutspendedienst Baden-Wurttemberg, Stanford University and
Applied Immunogenetics LLC, to include the following information, to the extent applicable:

* All material rights and obligations of the parties to the agreement;
* Payments received/made to date;
* Additional aggregate potential payments;
* Any revenue sharing arrangements; and
* Expiration date and termination provisions.

Please note that aggregate licensing and aggregate milestone payments should be disclosed and quantified.
XTL-2125 License, page 24

37. We note your brief discussion concerning your agreement with B&C
Biopharm Co., Ltd. It does not appear you have filed this agreement as an exhibit, please do so in your next amendment. In addition, please expand your discussion to provide the conditions or requirements that you must maintain in order to maintain the license, the expiration date and termination provisions and the aggregate licensing and aggregate milestone payments you may pay under the agreement. If you do not believe such agreement is material to you, please provide us with a detailed analysis explaining the reasons.

Research and Development, Patents and Licenses, page 41

38. We note that you have three products that are currently under development. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please
disclose the following information for each of your major research and development projects:


a. The costs incurred during each period presented and to date on the project;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding a. and b., the "costs" discussed should include all costs that would be considered research and development costs under SFAS 2, regardless of whether: (i) you have presented these costs as costs of revenues or (ii) you have reduced these costs by amounts received under participations.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 6.  Directors, Senior Management and Employees, page 43

39. Please revise this section to disclose the existence of employment agreements. For each key employee or officer with whom you have employment contract, please disclose the date when the contract was executed and disclose the termination provisions or cross reference to your "Material Contracts" and provide the disclosure in that section.

Compensation, page 45

40. Supplementally advise whether you are required to disclose or in fact have otherwise disclosed in Israel the individual annual compensation for your executive officers and directors. See Form
20-
F Item 6.B.1.

41. Provide the aggregate amount accrued or set aside for pension, retirement or other similar benefits for the named executive officers and directors during the most recently completed fiscal year. See Form 20-F Item 6.B.2.



Item 7. Major Shareholders and Related Party Transactions, page 52

42. Name the natural persons who hold investment or voting control of the shares held by Bank Julius Baer and Perpetual Income & Growth
Investment Trust Inc.

Item 10. Additional Information, page 54

Share Capital, page 54

43. Please disclose the exercise price of the options outstanding.

44. Please disclose whether you have granted options pursuant to any licensing agreements and also disclose the exercise price of the options.

Memorandum and Articles of Association, page 54

45. Please expand this section to discuss the rights of shareholders to inspect the shareholders` list, corporate minutes, financial records and other company documents. In addition, disclose whether
Israeli law or your articles of association or bylaws:

* allow shareholders to approve corporate matters by written consent;
* allow shareholders to call special shareholder meetings;
* allow for the issuance of preferred stock or the adoption of poison pill devices or other measures that could prevent or delay a takeover; and
* whether Israeli law affords shareholders the right to institute actions on behalf of, or in the interest of the company.

46. Please discuss the duties of your directors and officers under Israeli law. Also, indicate whether your directors and officers may be held liable for monetary damages or otherwise with respect to breaches of their duties to the company and/or shareholders.

Item 19.  Exhibits, page 76

47. Please file your remaining exhibits with your next amendment or as soon as they become available as we will some time to review the documents.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

48. The last paragraph of the report appears to contain conditional language concerning the existence of substantial doubt about your ability to continue as a going concern, which appears to be prohibited by footnote 5 of AU Section 341. As such, please have your auditor revise their opinion to comply with AU Section 341. Report of Independent Registered Public Accounting Firm, page F-3

49. Please have the auditor revise its opinion to indicate the city and country where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.

50. Please have the auditor justify for us why the date of their report is May 3, 2005 when they audited a period that ended on December 31, 2000. In so doing, please address AU Section 530.01, which says that the date of the report should generally be the date that field work was completed. If events occurred after completion of field work but before issuance of the report, please address how your financial statements provide the disclosures in AU Section
530.03 through .05 and have them address how their report complies with those Sections. In addition, if they have reissued the report, please address how your financial statements provide the disclosures in AU Section 530.06 through .08 and have them address how their report complies with those Sections.

Note 1 - Significant Accounting Policies

i.  Research and development costs and participations, page F-15

51. Please elaborate on how you account for payments to sub-contractors to address the nature, extent, and uncertainties of any material estimates made in your accounting.

*	*	*

	As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon, Attorney-Advisor at (202) 551-3621, John Krug, Senior Attorney at (202) 551-3862 or me at (202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


      cc:	David C. Lowance, Jr.
      	Alston & Bird LLP
      	90 Park Avenue
      	New York, NY  10016


??

??

??

??

Jonathan Burgin
XTL Biopharmaceuticals Ltd.
June 8, 2005
Page 1